Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On May 14, 2019, Chicken Soup for the Soul Entertainment, Inc. a Delaware corporation (the “Company” ”, or “us”, “our” or similar terms) consummated (the “Closing”) the creation of a joint venture entity to be known as “Crackle Plus” (the “Crackle Transaction”), contemplated by the previously announced Contribution Agreement, dated as of March 27, 2019 (the “Contribution Agreement”) by and among the Company, Crackle Plus, LLC, a Delaware limited liability company (the “JV Entity”), CPE Holdings, Inc. (“CPEH”), a Delaware corporation and affiliate of Sony Pictures Television Inc. (“Sony”), and Crackle, Inc., a Delaware corporation and wholly owned subsidiary of CPEH (“Crackle” or “Crackle U.S.”). The Contribution Agreement provides, among other things, for the creation of a new streaming video joint venture to be known as “Crackle Plus” and for the contribution by CPEH and its affiliates of certain U.S. and Canadian assets of the Crackle branded advertising-based video on demand streaming business to the JV Entity and for the contribution by the Company and its affiliates of certain assets of their advertising-based and subscription-based video on demand businesses to the JV Entity.

The following unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting (ASC 805 “Business Combinations”), with the Company considered the acquirer of Crackle U.S.

We are providing this unaudited pro forma condensed combined statement of operations of the Company for the year ended December 31, 2019 in accordance with Article 11 of Regulation S-X as an update to the unaudited condensed combined statements of operations of the Company for the quarter ended March 31, 2019 and for the year ended December 31, 2018, which were included in Exhibit 99.2 to the Current Report on Form 8-K/A filed with the Securities and Exchange Commission (“SEC”) on July 30, 2019. This updated unaudited pro forma condensed combined statement of operations shows the pro forma effect of the Crackle transaction for the year ended December 31, 2019, as if the transaction had been completed on January 1, 2018, consistent with the initial unaudited pro forma condensed combined statements of operations previously filed.

The unaudited pro forma condensed combined financial information included herein presents the combination of the historical consolidated statement of operations of the Company and carve-out statement of operations of Crackle U.S. adjusted to give effect to events and circumstances that are (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined company’s results. Specifically, at the time of the consummation of the business combination, the Company changed the way that Crackle operates by identifying four key areas to reduce costs and improve margins; technology, marketing, content and SG&A. Directly attributable pro forma adjustments consist of:

•	The Company worked with Sony to consolidate technology costs onto Sony’s shared platform.

•	Upon creation of the JV Entity, technology costs were reduced significantly.

•	Marketing spend was also significantly reduced as the Company excluded Sony’s marketing agreements from transferred assets and will use its owned-and-operated networks and brand related social media to drive growth through cross-promotion.

•	Fixed fee content agreements were replaced with revenue sharing agreements between Crackle Plus, the Company and Sony.

•	Duplicative roles within the Company’s and Crackle’s operations teams were evaluated, and staff was reduced to streamline operations.

The unaudited pro forma condensed combined financial information should be read in conjunction with the Company’s audited historical consolidated financial statements as of and for the year ended December 31, 2019, which were filed with the SEC as part of our Annual Report on Form 10-K filed on March 30, 2020, and the audited historical carve-out financial statements as of and for the years ended March 31, 2019 and 2018 of Crackle U.S., which were filed with the SEC as Exhibit 99.1 to the Current Report on Form 8-K/A filed on July 30, 2019.

In management’s opinion, all adjustments necessary to reflect the significant effects of the Crackle transaction have been made. These combined financial statements are based on assumptions and estimates considered appropriate by our management; however, they are unaudited and are not necessarily, and should not be assumed to be, an indication of our financial position or results of operations that would have been achieved had the acquisitions been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma condensed combined statements of operations do not include all of the effects of cost savings that may result from operating efficiencies as a result of the Crackle transaction.

The unaudited pro forma condensed combined financial information is being provided for illustrative purposes only and does not purport to represent what the actual results of operations of Crackle Plus would have been had the Crackle Transaction occurred on the date assumed or any other date, nor is it necessarily indicative of Crackle Plus’s future results of operations for any future period or as of any future date. The unaudited pro forma condensed combined financial information is based upon currently available information and estimates and assumptions that the Company’s management believes are reasonable as of the date hereof. Any of the factors underlying these estimates and assumptions may change or prove to be materially different.

Chicken Soup for the Soul Entertainment, Inc.

Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2019
(unaudited)

	CSS (1) Entertainment	Crackle U.S. (2)	Crackle U.S. (3)	Pro Forma		Pro Forma
	Historical	Historical	Historical	Adjustments		Combined
Revenue, net	55,363,906	15,040,554	7,693,237	-		78,097,697
Cost of revenue	40,423,550	16,992,166	6,964,230	(10,328,355)	(A)	54,051,591
Gross profit	14,940,356	(1,951,612)	729,007	10,328,355		24,046,106
Operating expenses:
Selling, general and administrative	22,242,032	6,237,890	3,300,265	(7,248,979)	(B)	24,531,208
Management and license fees	5,536,390	-		2,273,379	(C)	7,809,769
Total operating expenses	27,778,422	6,237,890	3,300,265	(4,975,600)		32,340,977
Operating (loss) / income before Amortization	(12,838,066)	(8,189,502)	(2,571,258)	15,303,955		(8,294,871)
Amortization	13,293,279	-	-	(3,114,847)	(D)	10,178,432
Operating (loss) / income	(26,131,345)	(8,189,502)	(2,571,258)	18,418,802		(18,473,303)
Interest income	(40,191)	-	-	-		(40,191)
Interest expense	811,017	-	-	-		811,017
Loss on Debt Extinguishment	350,691	-	-	(350,691)	(E)	-
Acquisition-related costs	3,968,289	-	-	(3,968,289)	(F)	-
Goodwill impairment expense	-	4,100,000	-	-		4,100,000
Loss before income taxes and preferred dividends	(31,221,151)	(12,289,502)	(2,571,258)	22,737,782		(23,344,129)
Provision for (benefit from) income taxes	585,000	-		(6,871,574)	(G)	(6,286,574)
Net loss before noncontrolling interests and preferred dividends	(31,806,151)	(12,289,502)	(2,571,258)	29,609,356		(17,057,555)
Net Loss attributable to noncontrolling interests	(134,282)	-		403	(H)	(133,879)
Net loss attributable to Chicken Soup for the Soul Entertainment, Inc.	(31,671,869)	(12,289,502)	(2,571,258)	29,608,953		(16,923,676)
Preferred dividends	3,304,947	-	-	-		3,304,947
Net loss available to common Stockholders	(34,976,816)	(12,289,502)	(2,571,258)	29,608,953		(20,228,623)
Net loss per common share:
Basic and diluted	(2.92)					(1.69)
Weighted average number of common shares outstanding
Basic and diluted	11,987,292					11,987,292

(1)	The Company’s financial information presented is as filed in our audited Annual Report on Form 10-K for the twelve months ended December 31, 2019 filed on March 30, 2020, which includes Crackle U.S. financial information from the date of acquisition beginning May 15, 2019 through December 31, 2019.
(2)	Crackle U.S. financial information presented is for the period from January 1, 2019 to March 31, 2019 as filed on Form 8-K/A, on July 30, 2019.
(3)	Crackle U.S. financial information presented is for the period from April 1, 2019 to May 14, 2019.

See accompanying notes to unaudited pro forma condensed combined information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 – Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments for the Twelve Months Ended December 31, 2019

Adjustments included in the column under the heading “Pro Forma Adjustments” in the Unaudited Condensed Combined Statement of Operations for the twelve months ended December 31, 2019, which assume the transaction occurred as of January 1, 2018 consist of the following:

(A)	Represents adjustment to reduce content amortization and studio fees due to the change in content license fee structures. As a part of the business combination the parties entered into revenue share content AVOD agreements.	(6,368,973)
	Represents adjustment to reduce costs related to maintaining the AVOD platform as the Company entered as part of the business combination into a fixed fee agreement.	(3,959,382)
	Total adjustments to Cost of Revenue:	(10,328,355)

(B)	Represents adjustment to reduce marketing spend resulting from the termination of marketing contracts previously utilized by Crackle U.S. and excluded as contracts from assets transferred as a part of the business combination as the company uses its owned-and-operated networks and brand related social media to drive growth through cross-promotion.	(414,085)
	Represents adjustment for terminated employees of the workforce of Crackle U.S., reducing duplicative roles between the two entities as per agreed and executed severance agreements entered upon the consummation.	(2,114,011)
	Represents adjustment to eliminate Sony corporate overhead allocation expenses not applicable to the Crackle Plus business. Costs historically allocated by Sony include costs for operating services contractually agreed to be provided by the parent company as a part of the business combination via the executed management fee agreement. Costs associated with such management fees have been added as pro forma adjustment (C) below.	(4,720,883)
	Total adjustments to Selling General and Administrative:	(7,248,979)

(C)	Represents adjustment to record additional management fees to be owed to affiliated company based on revenues earned under existing management & licensing agreements.	2,273,379
(D)	Represents adjustment to record valued acquisition related Intangible Asset amortization over the useful life of the intangible assets for the period presented on a straight-line basis.	(3,114,847)
(E)	Represents adjustment to eliminate historical nonrecurring debt extinguishment costs included on the historical financial statements of the company attributable to the transaction.	(350,691)
(F)	Represents adjustment to eliminate historical nonrecurring acquisition related costs included on the historical financial statements of the company directly attributable to the transaction.	(3,968,289)
(G)	Represents adjustment to record the effect of pro forma adjustments on income taxes calculated at a statutory tax rate of 26.93%, excluding any valuation allowance adjustments.	(6,871,574)
(H)	Represents adjustment to record the effect of the noncontrolling equity interest of 1% held by Sony in the results of the Crackle Plus joint venture.	403

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